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                                                                       EXHIBIT 8


                                  NEWS RELEASE
                                  ------------

For Immediate Release
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Contact:  William H. Spell                  or   J. Bradley Davis
-------   Peerless Industrial Group, Inc.        Ridge Capital Corporation
          Telephone: (612)371-9650               (847)381-2510

                     PEERLESS BOARD APPROVES TAKEOVER OFFER
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     MINNEAPOLIS - April 14, 1997  Peerless Industrial Group, Inc. (Nasdaq
Bulletin Board: "PEER") and Ridge Capital Corporation (Ridge) announced today that Peerless' board of directors has unanimously approved a definitive merger agreement with R-B Capital Corporation and R-B Acquisition Corporation, corporations formed by Ridge Capital Corporation and William Blair Mezzanine Capital Fund II, L.P.

     The agreement calls for the acquisition of all the stock of Peerless for $1.67 per share in cash, or a total of approximately $11.3 million.

     Under the terms of the merger agreement, R-B Acquisition will commence a cash tender offer at $1.67 per share for all outstanding shares within five business days. Following the tender offer, R-B Acquisition will be merged into Peerless and each outstanding share of Peerless stock not purchased in the tender offer will be converted into a right to receive $1.67 in cash. Peerless will then be a subsidiary of R-B Capital. The Offer will be described in an Offer to Purchase and related materials to be mailed to Peerless shareholders.

     In connection with the merger agreement, certain shareholders of Peerless have agreed to tender an aggregate of approximately 4.45 million shares (approximately 71 percent of the outstanding shares) in the Offer, and have granted the buyer an option to purchase, under certain circumstances, shares equal to 19.9 percent of the outstanding shares.

     The merger agreement also requires Peerless, under certain conditions, to pay to
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Ridge a termination fee of $900,000 if Peerless participates in another transaction.

     The acquisition is fully financed. Ridge will provide $1.5 million in equity, and William Blair Mezzanine Capital Fund II will provide approximately $2.7 million in equity and $12.3 million in senior subordinated debt. Peerless' existing loan from the CIT Group/Business Credit, Inc. will be modified as a result of the acquisition, but will remain in place.

     Peerless Chief Executive Officer William H. Spell said, "Peerless Chain is an outstanding company and we are delighted that its future as an independent company will be under the stewardship of such high quality investors as William Blair Mezzanine and Ridge Capital."

     Harrington Bischof, Senior Advisor to Ridge, said, "We look forward to a long relationship with the Peerless Chain Company and have provided for substantial ongoing investment in the Company to further its growth and market position."

     Ridge Capital Corporation is a private investment management and merchant banking firm located in Barrington, Illinois. Ridge teams with operating managements to acquire and grow industry platforms.

     William Blair Mezzanine Capital Fund II, L.P. is a $190 million institutionally sponsored limited partnership based in Chicago. William Blair Mezzanine specializes in providing subordinated debt and equity financing for buyouts and recapitalization of middle market companies.

     Peerless Industrial Group, Inc. is a holding company which owns Peerless Chain Company, which was founded in Winona, Minnesota in 1917. Peerless is a leading manufacturer and marketer of chain used in industrial, consumer and traction applications, as well as related hardware items, wire form products and cordage.